

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Greg A. Cardenas
Executive Vice President, Secretary & General Counsel
USMD Holdings, Inc.
6333 North State Highway 161
Suite 200
Irving, Texas 75038

  Re: **USMD Holdings, Inc.**
     Annual Report on Form 10-K
     Filed April 1, 2013
     File No. 001-35639

Dear Mr. Cardenas:

   We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

1. We note that on page 15 that you divide your revenue into Net Patient Service Revenue and Management Service Revenue. Please provide more detailed information as to the period to period changes in each of these amounts to enable investors to better understand your business as explained below.

   Regarding Net Patient Services Revenue we understand that such revenues are based upon revenue generated at physician clinics, cancer treatment centers, imaging centers and diagnostic laboratories. Please provide the revenue amounts generated from each of these four sources and for each of them provide appropriate volume and price-related information. For example, for physician clinics please provide metrics for the periods covered by the discussion such as patient visits and patient revenue per visit and discuss the factors related to the changes from one period to another. Do the same for the other three sources of revenue.

Regarding Managed Services Revenue we understand that such revenues are generated from managing short-stay hospitals, physician practices, cancer treatment centers and lithotripsy service providers. Please provide the revenue amounts generated from managing each of these revenue sources and for each provide appropriate volume and price related information. For example, for your short stay hospitals provide metrics for the periods covered by the discussion such as patient days and revenue per patient day and discuss the factors related to the changes from one period to another. Do the same for the three other sources of revenue.

Please provide us draft disclosure for your next 10-K but at this time you may omit the numbers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Bruce H. Hallett
       Hallett & Perrin, P.C.
       1445 Ross Avenue, Suite 2400
       Dallas, Texas 75202